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04015927

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65231

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McColl Garella Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 North Tryon St., Bank of America Corporate Center, Suite 5120
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Garella (704) 731-7182
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crisp Hughes Evans LLP
(Name – *if individual, state last, first, middle name*)

3600 Bank of America Plaza, 101 S. Tryon St., Charlotte, NC 28280
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Katherine Whetstone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McColl Garella Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Katherine Whetstone
Signature

FINOP / Treasurer
Title

Jennifer L Pollard My commission expires April 25, 2007.
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCCOLL GARELLA SECURITIES, LLC
(a wholly-owned subsidiary of McColl Garella, LLC)
Charlotte, North Carolina

Statement of Financial Condition

December 31, 2003

Table of Contents

Page

Independent Auditors' Report 1

Statement of Financial Condition 2

Notes to Financial Statement ..... 3 - 4

Crisp
Hughes
Evans LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To the Member of
McColl Garella Securities, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of McColl Garella Securities, LLC, as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of McColl Garella Securities, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Crisp Hughes Evans LLP

Charlotte, North Carolina
February 20, 2004

3600 Bank of America Plaza
101 South Tryon Street
Charlotte, NC 28280

704.334.3600
704.372.0303 fax
www.che-llp.com

AFFILIATED WORLDWIDE
THROUGH AGN INTERNATIONAL

MCCOLL GARELLA SECURITIES, LLC
(a wholly-owned subsidiary of McColl Garella, LLC)
Statement of Financial Condition
December 31, 2003

Assets

Cash	$ 71,109
Prepaid and other assets	9,539
Total assets	$ 80,648

Liabilities and Member's Equity

Deferred revenue	$ 53,333
Accounts Payable	292
Total liabilities	53,625
Member's equity	27,023
Total liabilities and member's equity	$ 80,648

The accompanying notes are an integral part of these financial statements.

MCCOLL GARELLA SECURITIES, LLC
(a wholly-owned subsidiary of McColl Garella, LLC)
Notes to Financial Statement
December 31, 2003

1. Description of Organization

McColl Garella Securities, LLC (the "Company"), a wholly-owned subsidiary of McColl Garella, LLC (the "Parent"), was formed as a North Carolina limited liability company on January 1, 2002. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company offers investment banking advisory services focused on women owned and operated businesses in connection with mergers and acquisitions, private capital raises and valuation assignments. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

2. Summary of Significant Accounting Policies

Prepaid and other assets – Prepaid and other assets primarily include prepaid expenses and accrued income representing unbilled reimbursable out-of-pocket expenses incurred in connection with engaged transactions.

Deferred revenue – The Company may receive up-front retainer fees in connection with providing investment banking advisory services to its clients. The Company recognizes these up-front fees as income over the estimated life of the services period, generally nine months. Deferred revenue as of December 31, 2003 represents retainer fees paid for advisory services to be rendered in 2004.

Income taxes – The Company is a single member limited liability company; therefore, the income is includible in the Parent's income for federal and state income tax purposes. The Company's Parent is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income of the Company is considered income of the members of McColl Garella, LLC and no income tax provision is recorded by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Member's Equity

Member's equity includes one class of membership interest. The Parent owns a 100% interest in the Company. Members of the Parent participate in the investment banking advisory activities of the Company.

4. Regulatory Requirements

As of December 31, 2003, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital as defined, and requires that the Company's ratio of aggregate indebtedness to net capital shall not exceed 8 to 1. At December 31, 2003 the Company had net capital of $17,484, which was $12,484 more than its required net capital of $5,000.

The Company is exempt from the SEC's Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).